UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 8, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 8, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                     Date:  October 8, 2010
10-51-TR

Teck Trail Operations reports mercury discharge

Trail, BC – Teck Metals Ltd. Trail Operations is reporting the discharge yesterday of a solution into the Columbia River that is likely to have exceeded permitted amounts of mercury.

The discharge occurred during the reconfiguration of piping to the Effluent Treatment Plant.  Work on the project has been completed, and the regulatory authorities have been notified (Provincial Emergency Program, Ministry of Environment and Environment Canada).

An investigation is underway to confirm the cause of the incident, the amount of mercury discharged, and the potential impact on the Columbia River.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

About Teck Trail Operations
Trail Operations is owned and operated by Teck Metals Ltd., a wholly-owned subsidiary of Teck Resources Limited.  The Trail Operations include one of the world’s largest fully integrated zinc and lead smelting and refining complexes, a two-thirds interest in the Waneta hydroelectric dam, and ownership of the dam’s transmission system. The metallurgical operations produce refined zinc and lead and a variety of precious and specialty metals, chemicals and fertilizer products. Trail Operations employees 1,500 people and has been in operation for over a century.

Media Contact:
Richard Deane
Manager, Energy & Public Affairs
250.364.4118
richard.deane@teck.com

Marcia Smith
Vice-President, Corporate Affairs
604.699.4616
marcia.smith@teck.com